Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual General Meeting of Shareholders
May 4, 2017

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual general meeting of the shareholders of the Corporation held on May 4, 2017 (the “Meeting”).

Election of Directors

Each of the five (5) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

Name	Number of Voted Shares	For	For%	Withhold	Withhold %
René Marion	47,836,454	41,881,088	99.74	108,186	0.26
Renaud Adams	47,836,454	41,907,146	99.80	82,128	0.20
Elaine Ellingham	47,836,454	41,903,838	99.80	85,436	0.20
Michael Pesner	47,836,454	41,560,385	98.98	428,889	1.02
Peter Barnes	47,836,454	41,895,917	99.78	93,357	0.22

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 47,836,454
For: 47,202,972 shares, representing 98.68%
Withheld from the vote: 633,482 shares, representing 1.32%

Approval of the amended and restated shareholder rights plan for a three year period

The amended and restated shareholder rights plan was approved by resolution for a three year period by show of hands. Proxies were received as follows:

Number of voted shares: 47,836,454
For: 39,915,708 shares, representing 95.07%
Against from the vote: 2,071,955 shares, representing 4.93%

Approval of our approach to executive compensation

The non-binding advisory resolution on our approach to executive compensation was approved by show of hands. Proxies were received as follows:

Number of voted shares: 47,836,454
For: 41,389,246 shares, representing 98.57%
Against from the vote: 598,417 shares, representing 1.43%

May 4, 2017

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Lawyer and Corporate Secretary